≡GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US unless stated otherwise)

GOLDCORP ANNOUNCES SALE OF CERRO BLANCO PROJECT AND PROVIDES MARLIN MINE UPDATE

Vancouver, British Columbia, January 11, 2017 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced that the Company has entered into an agreement (the "Agreement") pursuant to which it has agreed to sell its 100% interest in the Cerro Blanco gold-silver project, located in Guatemala, to Bluestone Resources Inc. (TSXV: BSR) ("Bluestone").

Goldcorp will receive consideration at closing of $18 million in cash, a 1% Net Smelter Return royalty on production, and common shares of Bluestone representing approximately 9.9% of the issued and outstanding shares upon completion of the Transaction. Goldcorp will receive an additional $15 million in cash upon declaration of "Commercial Production" at Cerro Blanco.

In addition, Goldcorp has granted Bluestone a right of first refusal with respect to certain assets and equipment at the Marlin mine, also located in Guatemala. The Marlin mine will continue reclamation and revegetation activities over the next three years, followed by ongoing monitoring and maintenance activities as planned. The last ore production is set to be processed in early 2017.

The Cerro Blanco transaction is subject to financing and other customary closing conditions and is expected to close in the first quarter of 2017. National Bank Financial acted as financial advisor to Goldcorp.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp and the Transaction. Forward-looking statements include, but are not limited to, statements with respect to the benefits, effects and gains expected from the Transaction, the completion of the Transaction generally and the timing thereof, future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally,

these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performance or achievements of Goldcorp, including with respect to the Transaction, to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. In respect of the forward-looking statement concerning the anticipated timing of closing of the Transaction, Goldcorp has provided it in reliance on certain assumptions that is believed reasonable at this time, including assumptions as to the conditions of closing of the Transaction being satisfied in a timely manner. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Goldcorp does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp (including with respect to the Transaction) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the receipt of necessary competition, regulatory and third party approvals; risks related to the ability of Bluestone to finance the Transaction; risks related to the inability or failure to satisfy the conditions to the completion of the Transaction; risks related to the devotion of management time and resources required to complete the Transaction, risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

Investors:
Lynette Gould
Director, Investor Relations
Goldcorp Inc.

Telephone: (604) 695-1446
E-mail: info@goldcorp.com
www.goldcorp.com

Media:
Christine Marks
Director, Corporate Communications
Goldcorp Inc.
Telephone: (604) 696-3050
E-mail: media@goldcorp.com
www.goldcorp.com